Exhibit (a)(5)(xiii)

For Immediate Release

Contact:	Jennifer Glass
Oracle Corp.
(650) 633-6192
jennifer.glass@oracle.com

ORACLE SAYS PEOPLESOFT MOVE MEANT TO ENTRENCH MANAGEMENT

REDWOOD SHORES, Calif., June 16, 2003 — Today, PeopleSoft (Nasdaq: PSFT) announced that it had amended its merger agreement with J.D. Edwards & Company (Nasdaq: JDEC). The effect of the amendment is to eliminate the required vote of PeopleSoft shareholders with respect to the merger.

Oracle (Nasdaq: ORCL) CEO Larry Ellison said, “PeopleSoft is doing everything it can to prevent its shareholders from voting. If PeopleSoft’s Board is so convinced that the J.D. Edwards acquisition is a great deal, why won’t it let their shareholders vote on it?”

Oracle intends to proceed with its offer.

The solicitation and the offer to buy PeopleSoft’s common stock is only made pursuant to the Offer to Purchase and related materials that Oracle Corporation and Pepper Acquisition Corp. filed on June 9, 2003. Stockholders should read the Offer to Purchase and related materials carefully because they contain important information, including the terms and conditions of the offer. Stockholders can obtain the Offer to Purchase and related materials free at the SEC’s website at www.sec.gov, from Credit Suisse First Boston LLC, the Dealer Manager for the offer, from MacKenzie Partners, the Information Agent for the offer, or from Oracle Corporation.

###